Rezwan D. Pavri 650.752.3190 rpavri@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

December 17, 2015

Via EDGAR and Overnight Delivery

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Twilio Inc.
Confidential Draft Registration Statement on Form S-1
Submitted November 6, 2015
CIK No. 0001447669

Dear Ms. Jacobs:

This letter is submitted on behalf of Twilio Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on November 6, 2015 (the “Draft Registration Statement”), as set forth in your letter dated December 3, 2015 addressed to Jeff Lawson, Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Staff’s comments from the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized and bolded the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the reproduced Staff comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Prospectus Summary

Overview, page 1

1.                                      On page 6 and throughout your prospectus, you reference that you are “the leader in the Cloud Communications Platform category.” Please revise to explain the basis for this characterization, such as market share or revenues.

RESPONSE:  The Company respectfully advises the Staff that, to support this characterization, it has relied in part on two third-party reports.  The Company believes that the reports support the Company’s characterization of its leadership from a revenue, market share and reputation perspective, and that the addition of references to leadership based on market share or revenue would not adequately capture the strength of the Company’s position.  Pursuant to Rule 418 (“Rule 418”) of the Securities Act of 1933, as amended (the “Securities Act”), the Company is supplementally providing to the Staff under separate cover a copy of the relevant portions of such third-party reports. To expedite the Staff’s review, the Company has marked the third-party reports so that the Staff can easily locate and review the relevant data.

Pursuant to Rule 418, these supplemental materials shall not be deemed to be filed with, or a part of and included in, the Draft Registration Statement or the Amended Draft Registration Statement.

Summary Consolidated Financial and Other Data, page 11

2.                                      Please revise to include pro forma loss per share presentation here and on page 59, consistent with your presentation on page F-4.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 12, 63 and 73 to address the Staff’s comment.

Risk Factors

We currently generate significant revenue from WhatsApp …, page 24

3.                                      While you disclose that you do not have any long-term agreements with WhatsApp, please advise whether you have any material agreements that are required to be filed under Item 601(b)(10) of Regulation S-K.

RESPONSE:  The Company respectfully advises the Staff that it does not have any material agreements with WhatsApp that are required to be filed under Item 601(b)(10) of Regulation S-K.  WhatsApp has agreed to the Company’s standard Terms of Service, which are available at https://www.twilio.com/legal/tos, and it has negotiated pricing with the Company.

4.                                      We note that an increasing amount of your revenue is derived from WhatsApp. Please revise MD&A or Business to clarify why an increasing percentage of your revenue has been attributable to WhatsApp. In Business, describe your relationship with WhatsApp, how it uses your products, and how you derive revenue from this customer.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 25 to address the Staff’s comment.

The market in which we participate is intensely competitive …, page 24

5.                                      Please discuss the ease with which your customers can switch from your API’s and products to competing API’s and products.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 26 to address the Staff’s comment.

Industry and Market Data, page 51

6.                                      Please provide supplemental copies of the reports or other source documentation that you cite on page 51 from which market information or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please advise if you commissioned any of the sources cited in your prospectus.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that, pursuant to Rule 418, the Company is supplementally providing to the Staff under separate cover copies of the reports cited in the Amended Draft Registration Statement. To expedite the Staff’s review, the Company has marked the supplemental materials to show where within each source the applicable referenced material is located and has cross-referenced it to the appropriate location in the Amended Draft Registration Statement. None of the reports were commissioned by the Company.

Pursuant to Rule 418, these supplemental materials shall not be deemed to be filed with, or a part of and included in, the Draft Registration Statement or the Amended Draft Registration Statement.

Use of Proceeds, page 52

7.                                      To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to expand your sales organization, expand into international markets and further develop your Cloud Communications Platform. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 63 and 64 you list various aspects of your growth strategy, but do not indicate if they will be funded via offering proceeds.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 9 and 54 to reflect that the Company intends to use the offering proceeds, in part, to make investments in the growth strategies disclosed in the Amended Draft Registration Statement.  The Company supplementally advises the Staff that at the current time the Company has no definitive or preliminary plans with respect to the allocation of the net proceeds from the offering for any particular purpose, and the Company has revised the disclosure on pages 9 and 54 accordingly.  The Company will further revise the disclosure if it makes specific definitive or preliminary determinations with respect to the use of the net proceeds from this offering prior to the completion of the offering.

Management’s Discussion and Analysis

Overview, page 61

8.                                      You disclose on page 63 your intention to operate the business to expand the reach and scale of your platform rather than maximizing gross margins. On page 64 you also discuss significant investments to be made in sales and marketing in advance of realizing revenue growth as well as expanding into new geographies. Please disclose how you believe these plans will impact future profitability and when you believe you will become profitable. We refer you to Refer to Section III.B.3 of SEC Release No. 33-8350.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 67 and 68 to reflect that the investments the Company is making in several areas may delay or otherwise impair the Company’s ability to achieve profitability.  The Company further advises the Staff that, at this time, it has not determined when it expects to become profitable.  The timing of the Company’s future profitability will depend upon many variables, including the success of the Company’s growth strategies and the timing and size of investments and expenditures that the Company chooses to undertake, as well as market growth and other factors that are not within the Company’s control.

Key Business Metrics, page 64

9.                                      Please revise to explain why you believe Variable Customers are “more likely to have significant fluctuations in usage from period-to-period” compared to all large Active Users, or all Active users that have not entered into at least a 12-month commitment contract. In this regard, while we note that base revenues are derived from minimum revenue commitment contracts, it appears that changes in usage beyond the minimum amounts also create variability in your revenues.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 14 and 69 to address the Staff’s comment.  The Company notes that almost all of its customers exhibit some level of variability in their consumption of the Company’s products, which is inherent in the Company’s usage-based revenue model.  However, in the Company’s experience, customers that generate at least 1% of the Company’s revenue and that are unwilling to commit to a long-term contract with the Company often exhibit a higher level of volatility over time.

10.                               On page 64, you disclose that as of June 30, 2015, you had 10 Variable Customers, which are all large Active Users. Please clarify in the MD&A or Business sections how much of your revenues, both base and variable, are based on sales to large enterprises and/or large Active Users.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 67 to address the Staff’s comment, and has specified the percentage of its revenue generated from its 10 largest Active Customers.  The Company believes that this provides investors with a clear understanding of the importance of large Active Customers to the Company’s results of operations.

11.                               We note that you generate a substantial majority of your revenue from usage-based fees, which include fees based on minutes of call duration, number of text messages and number of authentications. We further note that throughout your results of operations discussion, you attribute the growth in revenues, in part, to an increase in usage. Tell us your consideration to include a quantified discussion of such usages for each period presented and the impact on your operations.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 71, 75 and 77 to address the Staff’s comment, and to reflect that the increase in usage was broadly across its products and was driven by the growth in the number of Active Customers and expansion of use by exisiting customers.  The Company notes that, prior to its initial confidential submission of the Draft Registration Statement, it had considered quantification of changes in usage.  However, the Company did not to do so because management has not historically tracked or operated the business by reference to minutes of call duration, number of text messages and number of authentications, and does not believe this information would be meaningful to investors.  The Company believes that usage growth is driven by the addition of new customers and the expansion of customers’ use of its products.  As such, the Company’s management has been focused on adding new customers and on accelerating the adoption and broadening the deployment and use of its products by existing customers.  The Company has provided metrics for Active Customers and Dollar-Based Net Expansion Rate, and the Company’s management believes that these are the best metrics for understanding the drivers of usage growth of the Company’s products, both on a historical basis and as an indicator of potential future revenue growth.  Further, the Company respectfully advises the Staff that its management has, on occasion in the past, reviewed the changes in minutes of call duration, number of text messages and number of authentications from period to period, and believes that this information did not provide meaningful additional information about trends in revenue growth and could be misleading because it obscured broader trends in the business as a result of period-to-period variances in usage by product and across geographies.  To the extent that the Company starts to operate or track its business by reference to minutes of call duration, number of text messages and number of authentications, or if the Company believes that such information would be meaningful to investors, it will provide this disclosure in a future amendment to the Draft Registration Statement.

Results of Operations, page 69

12.                               You attribute increases in sales and marketing, research and development and general and administrative expenses, in part, to increased headcount. Please revise to quantify the changes in headcount during these periods.

RESPONSE:  The Company respectfully advises the Staff that it has revised its disclosure on pages 76 and 78 to address the Staff’s comment.

Business

Our Platform Approach, page 90

13.                               Please clarify whether you derive any revenue directly from your Super Network or your Business Model for Innovators. It is unclear whether the Super Network is merely the infrastructure to support your Programmable Communications Cloud platform and connect it to data and telecommunication networks. Further, it is unclear whether the Business Model for Innovators merely refers to the free toolkits that are available to developers on a trial basis.

RESPONSE:  The Company respectfully advises the Staff that it does not offer its Super Network or Business Model for Innovators as separate products and therefore does not derive revenue directly therefrom.  The Company views its Super Network and Business Model for Innovators as critical components of its platform and its ability to attract and retain customers.  The Super Network allows the Company to provide global reach and scale to its customers.  The Company’s Business Model for Innovators allows developers to experiment and build on its platform with very little investment, thus enabling easy adoption and the flexibility to scale quickly.

Our Super Network, page 93

14.                               Please revise to provide more details of your cloud data center arrangements with Amazon Web Services. For example, on page 21, you disclose that you receive substantially your entire cloud infrastructure from Amazon Web Services and that you intend to file a customer agreement with Amazon Web Services as an exhibit. On page F-37, you reference a $13 million purchase commitment. Please revise to describe all of your material agreements with Amazon Web Services and provide a description of the services they offer and how your platform operates on them and interfaces with network service providers.

RESPONSE:  The Company respectfully advises the Staff that it has revised its disclosure on pages 22 and 23 to address the Staff’s comment. The Company has continued to review its arrangements and relationship with Amazon Web Services (“AWS’), and, based on that review, believes that it is not required to file the customer agreement with AWS as a material contract. The customer agreement with AWS is the type of arrangement that ordinarily accompanies the kind of business conducted by the Company in the ordinary course, and is not a contract upon which the Company’s business is substantially dependent. While AWS is a leading provider of cloud infrastructure, other companies provide comparable offerings, including companies with resources that are equal to or greater than AWS’s, such as AT&T Global Services, Hewlett Packard, Microsoft and Google. In light of the foregoing, the Company believes that several other providers could provide it with services that are substantially similar to those that it receives from AWS.

In addition, if the Company were to receive notice from AWS of its intent to terminate the customer agreement, then the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. Further, while transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive, it would not cause substantial harm to the Company’s business or operating results over a durationally significant period. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with AWS, and therefore is not required to file the customer agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.

15.                               Please revise to provide more details of your network service providers and your relationship with them. For example, it is unclear whether they are predominately telecommunication providers or mobile telecommunication providers, or whether you are substantially dependent on any of them. Also, please clarify whether your customers are required to use your network service providers to, for example, send voice or text messages to use your software.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 101 to address the Staff’s comment.

16.                               Please clarify whether your vendor agreements with Amazon Web Services and network service providers base their fees on variable factors such as data usage, number of phone calls, number of text messages, or other factors.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 71 to address the Staff’s comment.  The Company has addressed the Staff’s comment in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) section rather than the “Business” section because the Company believes that this discussion is more relevant to investors within the context of MD&A.

Our Growth Strategy, page 96

17.                               Please clarify whether you have generated a material amount of revenues from independent software vendors or system integrators. Also, please clarify how you would generate revenue from these relationships and whether you would share your usage-based revenue with these partners.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 104 to address the manner in which the Company generates revenue from these relationships.  As noted in the revised disclosure, the Company generates revenue through its relationships with independent software vendors (“ISVs”) and system integrators (“SIs”) through usage-based fees (i.e., when an end customer of the ISV or SI uses the Company’s products or uses software or applications functionality enabled by the Company’s products).  The ISVs and SIs do not receive a portion of this revenue, and the Company does not pay any other fees to ISVs or SIs for integrating the Company’s products into those ISV or SI offerings.  Because the Company generates revenue through these relationships in the same manner as it generates revenue from customers, the Company does not separately track revenue generated from relationships with ISVs and SIs.  As such, the Company is not able to quantify the proportion of its revenue that is generated through relationships with ISVs and SIs, but seeks to continue expand these relationships as the Company has successfully generated revenue through these relationships in the past.

Our Products, page 97

18.                               In this section, please provide a brief description of your pricing methodology for each product category. To the extent pricing is based on usage, please clarify the metric used to measure usage (i.e., phone calls or text messages).

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 106, 107 and 108 to address the Staff’s comment.

19.                               Please revise to clarify whether your usage-based pricing structure provides volume discounts for larger enterprises and/or whether pricing is negotiated on a per-customer basis for larger accounts.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 109 to address the Staff’s comment.

20.                               Please clarify the amount of your revenue that is derived from usage fees versus subscriptions or other methods of pricing.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 71 to address the Staff’s comment.  The Company addressed the Staff’s comment in the MD&A section rather than the “Business” section because the Company believes that this discussion is more relevant to investors when in the context of MD&A.

Twilio.org, page 97

21.                               Please revise to clarify whether Twilio.org is a separate organization from Twilio Inc., and if so, whether it is a non-profit organization.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 106 to address the Staff’s comment.  Twilio.org is not a separate organization from Twilio Inc. and, therefore, it is not a non-profit organization.

Customer Support, page 101

22.                               Please revise to clarify whether you derive a material amount of revenue from customer support services.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 110 to address the Staff’s comment.

Legal Proceedings, page 103

23.                               Please revise to provide more details of the patent infringement litigation brought by Telesign Corporation. You reference specific patents held by Telesign and a potential injunction. Your description of the legal proceeding should include any products that may be subject to an injunction to prevent you from offering it to your customers.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 30, 112 and F-24 to address the Staff’s comment.

Management

Board of Directors, page 106

24.                               On page F-27, you describe that holders of Series A, B, and D preferred stock, voting as a class, each have a right to choose a director under certain circumstances, and the entire stockholder base votes for two other directors, voting on an as-converted basis. Please clarify how these voting arrangements resulted in Bessemer Venture Partners designating Mr. Byron Deeter as a director, Redpoint Omega II, L.P. designating Mr. Scott Raney as a director, and Messers. Richard Dalzell and James McGeever being approved by the majority of the other directors.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 115 and 116 to address the Staff’s comment.

Compensation Committee Interlocks and Insider Participation, page 109

25.                               Your compensation committee members, James McGeever and Byron Deeter, are described on pages 119 through 121 as having several related party agreements attributable to them or their affiliates. Please disclose the appropriate related party transactions for these committee members under the caption “Compensation Committee Interlocks and Insider Participation,” beyond the Series E financing by the Bessemer Venture Partners entities already disclosed, as required by Item 407(e)(4)(i)(C) of Regulation S-K. Alternatively, you may provide a cross-reference to your related party disclosures.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 118 to address the Staff’s comment by including a cross-reference to the related party disclosures.

Executive Compensation, page 111

26.                               Please file the offer letters for your named executive officers, Roy Ng and Karyn Smith, as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE:  The Company respectfully advises the Staff that it will file the offer letters for its named executive officers in a subsequent amendment to the Draft Registration Statement.

Certain Relationships and Related Party Transactions, page 119

27.                               Please revise to identify each director, executive officer, and/or principal stockholder that is a party to your investors’ rights agreement, right of first refusal and voting agreement, to the extent not already disclosed.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 131 and 132 to address the Staff’s comment.

Principal Stockholders, page 124

28.                               Please revise to disclose the natural persons with voting and/or investment power for the shares held by the entities affiliated with Bessemer Venture Partners (“BVP Entities”). In note (7) on page 125, you disclose “No stockholder, partner, director, officer, manager, member or employee of Deer VII L.P. or Deer VII Ltd. has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by the BVP Funds.” You further disclose that Deer VII L.P. and Deer VII Ltd. “may be deemed” to have voting and dispositive power over the shares of the BVP Entities. Please remove the uncertainty as to which natural persons have voting and investment power over the shares of BVP Entities. Please refer to Rule 13d-3 and Instruction 2 of Item 403 of Regulation S-K.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 135 to address the Staff’s comment.

29.                               We note that your director Mr. Byron Deeter is a partner of Bessemer Venture Partners and identified as a director of Deer VII & Co Ltd. in Note (7) on page 125. Please advise us why the securities held by Bessemer Venture Partner funds are not attributable to Mr. Deeter as a beneficial owner and included in the “All directors and executive officers as a group” subtotal in the beneficial ownership table.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 135 to address the Staff’s comment.

30.                               Similarly, please advise us why any shares held by entities affiliated with Redpoint Ventures are not attributable to your director Mr. Scott Raney, who is a Redpoint Ventures partner, as a beneficial owner or included in the “All directors and executive officers as a group” subtotal in the beneficial ownership table.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 135 to address the Staff’s comment.

31.                               Please revise to disclose the natural person(s) with voting and/or investment power for the shares held by Union Square Ventures.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 136 to address the Staff’s comment.

Description of Capital Stock

Fully Paid and Non-Assessable, page 128

32.                               Please revise to attribute the legal conclusion that all of your “outstanding shares of common stock are, and shares of your common stock to be issued in this offering will be, fully paid and non-assessable” to counsel.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 138 to address the Staff’s comment.

Recent Sales of Unregistered Securities

Shares Issued in Connection with Acquisitions, page II-3

33.                               On page 61, you indicate that you acquired Authy in February 2015. Please revise this section to clarify the dates or date ranges that shares were issued in connection with this acquisition and the value of such shares issued.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 70 to address the Staff’s comment.

34.                               You describe issuing Series T preferred stock to individuals that were “former service providers and/or stockholders” of Authy on page II-3, but on page F-19, you reference issuing 389,733 Series T preferred shares to acquire Authy from its shareholders and another 507,885 Series T preferred shares to a “former shareholder of Authy.” Please clarify what consideration was provided to Twilio by this former shareholder of Authy in return for issuing 507,885 shares of Series T preferred stock. Also, while you disclose that you relied upon the exemption under Section 4(2) of the Securities Act on page II-3, we note that you also filed a Form D on March 2, 2015 disclosing that you are claiming an exemption under the safe harbor of Rule 506(b) of Regulation D. Please expand the disclosure in this section to discuss your use of the safe harbors under Regulation D, as appropriate.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page II-3 to address the Staff’s comment.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polices

(j) Internal-Use Software Development Costs, page F-9

35.                               We note from your disclosures on page 67 that you continue to focus your research and development effort on adding new features and products, improving your platform and increasing the functionality of your existing products. Please tell us, and revise your disclosures here to clarify, how you account for upgrades and enhancements to your products. We refer you to ASC 350-40-25-7 through 25-11.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page F-10 to address the Staff’s comment.

Other

36.                               We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

RESPONSE:  The Company acknowledges the Staff’s comment and understands that the Staff will need sufficient time to review the filing after the price range is included and that the inclusion of the price range may cause the Staff to issue additional comments.  The Company respectfully advises the Staff that, once the price range is available, it will provide the price range in a subsequent amendment to the Draft Registration Statement.

37.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:  The Company respectfully advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act.  To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

38.                               If you intend to use graphics in your prospectus, other than those already provided, please submit such materials to the staff on a supplemental basis and provide any support for any claims contained therein. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that, once available, it will supplementally provide the Staff with copies of the Company’s proposed graphics and artwork that it intends to use, and will also supplementally provide to the Staff support for any claims contained therein as appropriate.

[Signature Page Follows]

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3190.

Sincerely,

/s/ Rezwan D. Pavri

Rezwan D. Pavri

cc:	Edwin Kim, Securities and Exchange Commission
Melissa Kindelan, Securities and Exchange Commission
Kathleen Collins, Securities and Exchange Commission
Jeff Lawson, Twilio Inc.
Roy Ng, Twilio Inc.
Lee Kirkpatrick, Twilio Inc.
Karyn Smith, Twilio Inc.
Anthony McCusker, Goodwin Procter LLP
Christopher Kaufman, Latham & Watkins LLP
Tad Freese, Latham & Watkins LLP
Conor Moore, KPMG LLP